UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

WORLD WRESTLING ENTERTAINMENT, INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value

 (Title of Class of Securities)

98156Q108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /	Rule 13d-1(b)
/ X /	Rule 13d-1(c)
/ /	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A
CUSIP NO. 98156Q108

1.	Names of Reporting Persons.

	Shane B. McMahon

2.	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization			United States

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	41,811

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	1,541,204

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,541,204

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)			4.7%

12.	Type of Reporting Person			IN

Page 2 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

1.	Names of Reporting Persons.

	Shane B. McMahon Trust u/a
	Vincent K. McMahon Irrev Trust dtd. 12/23/2008

2.	Check the Appropriate Box if a Member of a Group

	(a)

	(b)

3.	SEC Use Only

				State of
4.	Citizenship or Place of Organization			Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power	1,499,393

		6.	Shared Voting Power	0

		7.	Sole Dispositive Power	1,499,393

		8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person			1,499,393

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11.	Percent of Class Represented by Amount in Row (9)			4.6%

12.	Type of Reporting Person			OO

Page 3 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

Explanatory Note

This Statement on Schedule 13G/A relates to the 1,499,393 shares of the Class B Common Stock, $.01 par value per share (“Class B Common Stock”), of World Wrestling Entertainment, Inc. (the “Company”) held by the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “Trust”) and shares of the Company’s Class A Common Stock, $.01 par value per share (“Class A Common Stock”), beneficially owned by Shane B. McMahon.  Shane McMahon is the beneficiary and Investment Director of the Trust, and possesses sole dispositive control over the shares of Class B Common Stock held by the Trust.  Shares of Class B Common Stock are fully convertible into shares of Class A Common Stock, on a one-for-one basis, at any time at the option of the holder.

Item 1.

(a)	Name of Issuer
World Wrestling Entertainment, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1241 East Main Street Stamford, Connecticut 06902

Item 2.

(a) This Statement on Schedule 13G/A is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i) Shane B. McMahon (“Mr. McMahon”)

(ii) Shane B. McMahon Trust u/a
Vincent K. McMahon Irrev. Trust dtd. 12/23/2008 (the “Trust”)

(b)	The address of the Principal Business Office of the Reporting Persons is:

c/o World Wrestling Entertainment, Inc.
1241 East Main Street
Stamford, Connecticut 06902

(c)	Citizenship:

(i) Mr. McMahon is a citizen of the United States of America.

(ii) The Trust is an entity organized under the laws of the State of Connecticut.

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SCHEDULE 13G/A
CUSIP NO. 98156Q108

(d)	Title of Class of Securities

Class A Common Stock, $0.01 par value

(e)	CUSIP Number

98156Q108

Item 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under section 15 of the Act;

(b)	/ /	Bank as defined in section 3(a)(6) of the Act;

(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act;

(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(l)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	/ /	A non-U.S. institution, in accordance with §240.13d-1(b)(l)(ii)(J);

(k)	/ /	Group, in accordance with §240.13d-1(b)(l)(ii)(K)

Item 4.		Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. McMahon:

Page 5 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

(a)	Amount beneficially owned:		1,541,204

(b)	Percent of class:		4.7%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	41,811

	(ii)	Shared power to vote or to direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	1,541,204

	(iv)	Shared power to dispose or to direct the disposition of	-0-

The Trust:

(a)	Amount beneficially owned:		1,499,393

(b)	Percent of class:		4.6%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	1,499,393

	(ii)	Shared power to vote or to direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	1,499,393

	(iv)	Shared power to dispose or to direct the disposition of	-0-

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Page 6 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2014
Date

/s/ Shane B. McMahon
Name: Shane B. McMahon

SHANE B. MCMAHON TRUST U/A VINCENT K. MCMAHON IRREV. TRUST DTD. 12/23/2008

/s/ Jerry S. McDevitt
Name: Jerry S. McDevitt
Title: Trustee of the Shane B. McMahon Trust u/a Vincent K. McMahon Irrev. Trust dtd. 12/23/2008

Page 8 of 9 pages

SCHEDULE 13G/A
CUSIP NO. 98156Q108

EXHIBIT

●	Joint Filing Agreement, dated December 31, 2011 (incorporated herein by reference to Exhibit A to the Schedule 13G filed by Mr. McMahon and the Trust on January 4, 2012).

Page 9 of 9 pages